EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended October 3, 2015
Fixed charges:
Interest expense*	$126
Estimated interest portion of rents	30

Total fixed charges	$156

Income:
Income from continuing operations before income taxes	$677
Fixed charges	156

Adjusted income	$833

Ratio of income to fixed charges	5.34

  *    Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.